SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549
                               SCHEDULE l3D
                 Under the Securities Exchange Act of 1934

                        PHONETEL TECHNOLOGIES, INC.
_____________________________________________________________________________
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
_____________________________________________________________________________
                      (Title of Class of Securities)

                                 71921H406
_____________________________________________________________________________
                              (CUSIP Number)
                                                with a copy to:
         Stephen Feinberg                       Robert G. Minion, Esq.
         950 Third Avenue                       Lowenstein,  Sandler,  Kohl,
         Twentieth Floor                            Fisher & Boylan, P.A.
         New York, New York  10022              65 Livingston Avenue
         (212)   421-2600                       Roseland,  New  Jersey 07068
                                                (201) 992-8700
______________________________________________________________________________
              (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                              March 15, 1996
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If  the  filing  person has previously filed a statement on  Schedule  l3G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check  the  following  box if a fee is being paid with this  statement [x].  (A
fee  is  not  required  only  if the reporting person:   (1)  has  a  previous
statement  on  file reporting beneficial ownership of more than  five  percent
of  the  class  of  securities described in Item 1;   and  (2)  has  filed  no
amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________________
    1)   Names  of Reporting Persons (S.S. or I.R.S. Identification
         Nos. of Above Persons):

                             Stephen Feinberg
_______________________________________________________________________________
   2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
        Instructions):
        (a)                     Not
        (b)                  Applicable
_______________________________________________________________________________
   3)    SEC Use Only
_______________________________________________________________________________
   4)    Source of Funds (See Instructions):  WC
_______________________________________________________________________________
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                              Not Applicable
_______________________________________________________________________________
   6)    Citizenship or Place of Organization:     United States
_______________________________________________________________________________
   Number of                     7) Sole Voting Power:     *
   Shares Beneficially           8) Shared Voting Power:   *
      Owned by
      Each Reporting             9)Sole Dispositive Power:  *
      Person With:              10)Shared Dispositive Power: *
_______________________________________________________________________________
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:4,431,271*
_______________________________________________________________________________
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
_______________________________________________________________________________
  13)   Percent of Class Represented by Amount in Row
            (11):      56.5%*
_______________________________________________________________________________
  14)   Type of Reporting Person (See
        Instructions):       IA, IN
_______________________________________________________________________________
           *   Cerberus  Partners,  L.P.,  a  Delaware  limited  partnership
      ("Cerberus"),   is   the   record  holder  of  102,412   warrants   (the
      "Warrants") of PhoneTel Technologies, Inc. ("PhoneTel"), each Warrant entitling the holder thereof, at its option, to purchase either (i) one (1) share of PhoneTel Series A Special Convertible Preferred Stock (which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) or (ii) twenty (20) shares of PhoneTel common stock. Pursuant to participation agreements entered into with Cerberus, (a) Styx Partners, L.P., a Delaware limited partnership ("Styx"), is the beneficial owner of 16,772 Warrants, (b)
      Long    Horizons   Fund,   L.P.,   a   Delaware   limited    partnership
      ("Horizons"),   is  the  beneficial  owner  of  16,772   Warrants,   (c)
      Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the beneficial owner of 10,734 Warrants and (d) Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), is the beneficial owner of 1,341 Warrants. Cerberus is the beneficial owner of 23,696 Warrants.

             In addition, Cerberus is the record holder of a term note (the "Note") payable by PhoneTel in the principal amount of Fourteen Million Five Hundred Thousand Dollars ($14,500,000), which Note may, at the option of the holder thereof, be converted into either (i)
      833.333 shares of PhoneTel Series B Special Preferred Stock (each of which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) for each $100,000 converted or (ii) 16,666.667 shares of PhoneTel common stock for each $100,000 converted. Pursuant to participation agreements entered into with Cerberus, (w)
      Styx is the beneficial owner of $2,374,639 principal amount of the Note, (x) Horizons is the beneficial owner of $2,374,639 principal amount  of  the  Note,  (y)  International is the  beneficial  owner  of
      $1,519,769  principal  amount  of  the  Note  and  (z)  Ultra   is   the
      beneficial owner of $189,971 principal amount of the Note. Cerberus is the beneficial owner of $3,354,998 principal amount of the Note.

             Stephen  Feinberg  possesses voting and investment  control  over all securities owned by Cerberus, Styx, Horizons, International and Ultra. In addition, pursuant to participation agreements entered into with Cerberus, (i) 32,325 Warrants and $4,576,750 principal amount of the Note are beneficially owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority and (ii) 772 Warrants and $109,233 principal amount of the Note are beneficially owned by a partnership for which Stephen Feinberg possesses no voting or investment authority.

             For more information on the determination of the number of shares of PhoneTel common stock deemed owned by the entities for which Stephen Feinberg possesses voting and/or investment authority and the calculation of the percentage ownership resulting therefrom, see Item 5.
_______________________________________________________________________________

Item 1.     Security and Issuer.

             This  statement relates to the common stock, par value  $.01  per

share,   of   PhoneTel  Technologies,  Inc.  ("PhoneTel"),   whose   principal

executive  offices  are  located  at 650 Statler  Office  Tower,  1127  Euclid

Avenue, Cleveland, Ohio 44115.

Item 2.     Identity and Background.

             The  person  filing  this  statement is Stephen  Feinberg,  whose business  address  is 950 Third Avenue, Twentieth Floor, New  York,  New  York

10022.   Mr.  Feinberg,  (i) indirectly through one or  more  partnerships  or other  entities, possesses voting and investment control over  all  securities owned  by  Cerberus Partners, L.P. ("Cerberus"), Styx Partners, L.P.  ("Styx")

and  Long  Horizons  Fund,  L.P. ("Horizons"),  each  of  which  are  Delaware limited  partnerships,  and  (ii) in his capacity as  the  investment  manager for  (a)  Cerberus  International, Ltd. ("International") and  Ultra  Cerberus

Fund,  L.P.  ("Ultra"),  each of which are corporations  organized  under  the

laws   of  the  Bahamas,  and  (b)  various  private  investment  funds   (the

"Funds"),  possesses  voting or investment control over all  securities  owned

by   International,   Ultra   and  the  Funds.   Cerberus,   Styx,   Horizons,

International,  Ultra  and  the  Funds  are  engaged  in  the  investment   in

personal  property of all kinds, including but not limited to  capital  stock,

depository   receipts,  investment  companies,  mutual  funds,  subscriptions,

warrants,   bonds,  notes,  debentures,  options  and  other   securities   of

whatever kind and nature.

              Mr.   Feinberg  has  never  been  convicted  in   any   criminal

proceeding,  nor  has  he  been  a  party to any  civil  proceeding  commenced before  a  judicial  or  administrative body of competent  jurisdiction  as  a result  of  which  he  was or is now subject to a judgment,  decree  or  final

order   enjoining   future   violations  of,  or  prohibiting   or   mandating

activities  subject  to,  federal  or state securities  laws  or  finding  any violation  with  respect  to such laws.  Mr. Feinberg  is  a  citizen  of  the

United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            All  funds  used to purchase securities of PhoneTel on  behalf  of

Cerberus,  Styx,  Horizons, International, Ultra and the Funds,  respectively,

come directly from the net assets of such entities, respectively.

Item 4.    Purpose of Transaction.

             The  acquisition  of the securities referred  to  in  Item  5  is solely  for  investment  purposes  on  behalf  of  Cerberus,  Styx,  Horizons,

International,  Ultra and the Funds, respectively.  Stephen  Feinberg  has  no present  plans  or intentions which relate to or would result in  any  of  the transactions required to be described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

             Based  upon  information provided to Cerberus  by  management  of

PhoneTel,  as  of March 15, 1996, there were issued and outstanding  3,411,178 shares  of  common  stock  of  PhoneTel.  As of such  date,  Cerberus  is  the

record  holder  of  102,412  warrants  (the  "Warrants")  of  PhoneTel,   each

Warrant  entitling the holder thereof, at its option, to purchase  either  (i)

one  (1)  share  of  PhoneTel  Series A Special  Convertible  Preferred  Stock

(which  is  convertible  by  the holder thereof into  twenty  (20)  shares  of

PhoneTel  common stock) or (ii) twenty (20) shares of PhoneTel  common  stock.

Pursuant  to  participation  agreements entered  into  with  Cerberus,  as  of

March  15,  1996,  (a)  Styx is the beneficial owner of 16,772  Warrants,  (b)

Horizons  is  the  beneficial owner of 16,772 Warrants, (c)  International  is the  beneficial  owner  of  10,734 Warrants and (d) Ultra  is  the  beneficial

owner  of  1,342  Warrants.   Cerberus, as of such  date,  is  the  beneficial

owner of 23,696 Warrants.

             In  addition,  as  of  March 15, 1996,  Cerberus  is  the  record holder  of  a  term  note (the "Note") payable by PhoneTel  in  the  principal amount  of  Fourteen  Million  Five  Hundred Thousand  Dollars  ($14,500,000),

which  Note  may,  at  the  option of the holder thereof,  be  converted  into either  (i)  833.333  shares  of PhoneTel Series  B  Special  Preferred  Stock

(each  of  which is convertible by the holder thereof into twenty (20)  shares of  PhoneTel  common  stock) for each $100,000 converted  or  (ii)  16,666.667

shares  of  PhoneTel  common stock for each $100,000 converted.   Pursuant  to

participation  agreements entered into with Cerberus, as of  March  15,  1996,

(w)  Styx  is  the  beneficial owner of $2,374,639  principal  amount  of  the

Note,  (x)  Horizons  is the beneficial owner of $2,374,639  principal  amount of  the  Note,  (y)  International  is  the  beneficial  owner  of  $1,519,769 principal  amount  of  the  Note and (z) Ultra  is  the  beneficial  owner  of

$189,971  principal amount of the Note.  Cerberus, as of  such  date,  is  the beneficial owner of $3,354,998 principal amount of the Note.

             Stephen  Feinberg  possesses voting and investment  control  over all  securities  owned by Cerberus, Styx, Horizons, International  and  Ultra.

In   addition,  pursuant  to  participation  agreements  entered   into   with

Cerberus  on  March  15,  1996, (i) 32,325 Warrants and  $4,576,750  principal amount  of  the  Note  are  beneficially owned  by  the  Funds  and  (ii)  772

Warrants  and  $109,233  principal amount of the Note are  beneficially  owned

by   a  partnership  for  which  Stephen  Feinberg  possesses  no  voting   or

investment  authority  (the  "Unaffiliated  Fund").   Therefore,  pursuant  to

Rule  13d-3,  Stephen  Feinberg  is deemed  to  own  4,431,271*  of  7,842,449 shares  of  PhoneTel common stock deemed outstanding, or 56.5%  of  the  total deemed outstanding.

               The    only   transactions   by   Cerberus,   Styx,   Horizons,

International,  Ultra  and  the  Funds in the  common  stock  of  PhoneTel  or securities  of PhoneTel which are convertible into shares of common  stock  of

PhoneTel  during the past sixty days were the March 15, 1996 (a)  purchase  by

Cerberus  from  PhoneTel  in a private sale of (i) the  Warrants  referred  to above  for  an  aggregate  purchase price  of  One  Dollar  ($1.00)  plus  the consideration  set forth in the Credit Agreement referred to  below  and  (ii)

the  Note  referred  to  above  for an aggregate purchase  price  of  Fourteen

Million  Five  Hundred  Thousand Dollars ($14,500,000) pursuant  to  a  Credit

Agreement,  dated  as of March 15, 1996, by and among PhoneTel,  Cerberus  and

International  Nederlanden (U.S.) Capital Corporation, and  (b)  participation from  Cerberus  to  each of Styx, Horizons, International,  Ultra,  the  Funds and  the  Unaffiliated Fund of the number of Warrants and amount of  the  Note described  above at a purchase price for such securities equal  to  that  paid by Cerberus.

Item  6.      Contracts,  Arrangements, Understandings or  Relationships  With

Respect to Securities of  the Issuer.

               No   contracts,   arrangements,   understandings   or   similar

relationships  exist  with  respect to the shares of  common  stock  or  other securities of PhoneTel between Stephen Feinberg and any person or entity.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.


                                 Signature

             After  reasonable  inquiry and to the best of  the  undersigned's knowledge  and  belief, the undersigned hereby certifies that the  information set forth in this statement is true, complete and correct.



                              March 25, 1996


                              /s/ Stephen Feinberg
                              ____________________
                              Stephen Feinberg, on behalf of Cerberus Partners, L.P., Styx Partners, L.P., Long Horizons Fund, L.P., Cerberus International, Ltd., Ultra Cerberus Fund, L.P. and the various private investment funds.


___________________________
     * To the extent small variances exist in the totals presented herein, such variances are due solely to the effect of rounding numbers to the nearest integer.


ATTENTION:    INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT   CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).